Exhibit 99.1

Press Release

Hold Me Ltd. Signs Binding LOI to Acquire Synthetic Darwin LLC, Creator of Darwinslab Ecosystem - Self-Evolving AI Agents Platform - Eyes Strategic Web3 Expansion

Tel Aviv, Israel, July 24, 2025 (GLOBE NEWSWIRE) -- Hold Me Ltd. (OTCID: HMELF), an Israeli tech company, today announced the signing of a binding Letter of Intent (LOI) to acquire Synthetic Darwin LLC, a U.S.-based AI research and development studio pioneering the next generation of self-evolving, autonomous AI agents – the DarwinsLab.

Once fully operational, DarwinsLab’s platform would aim to enable AI agents to independently design, test, and refine themselves through recursive self-improvement and genetic algorithms modeled on natural selection, according to Gabriel Fridman of Synthetic Darwin. These agents operate in complex, open-ended simulation environments where they iteratively optimize architectures, objectives, and performance - with no human-in-the-loop. The system represents a powerful step toward fully autonomous, generalizable AI with wide applicability in R&D, algorithmic trading, decentralized coordination, robotics, and AI governance.

Under the LOI, Hold Me will acquire 100% of Synthetic Darwin in a share-based transaction, subject to definitive agreements and customary regulatory approvals. As part of the transaction strategy, Hold Me will raise growth capital, positioning the combined company at the intersection of AI, blockchain, and capital markets innovation - effectively making it the first publicly traded company operating an ecosystem powered by a Solana-based utility token.

“Synthetic Darwin will not just build models - they’re aiming to build meta-models: agents that architect and evolve better agents,” said CEO of Hold Me Ltd. “This is an inflection point in AI, and through this acquisition with a public company, we aim to bring this capability to scale - across sectors ranging from decentralized finance to defense autonomy.”

The post-transaction vision includes deploying evolved AI agents in industrial and defense applications, financial services, healthcare, and on-chain governance environments, as well as integrating blockchain-based compute and reward layers for AI training economies.

Menny Shalom, CEO of Hold Me, expects that this acquisition, would not only increase global visibility to the company but also provide access to institutional investors, enabling significant investment into compute, reinforcement environments, and cross-chain integrations.

About Hold Me Ltd.

Hold Me Ltd. (OTCID: HMELF) is an Israeli-listed technology venture company focused on the convergence of artificial intelligence, decentralized systems, and digital infrastructure.

About Synthetic Darwin LLC

Synthetic Darwin LLC is a U.S.-based artificial intelligence company developing self-evolving AI systems through recursive improvement and genetic algorithms. Its autonomous agents are designed to autonomously explore, learn, and improve - unlocking new frontiers in self-directed machine intelligence.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Hold Me’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by the parties, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include but are not limited to: the completion of the proposed transaction on anticipated terms and timing; the occurrence of any event, change or other circumstances that could give rise to the termination of the agreement; and the failure to realize the anticipated benefits of the proposed transaction. While the list of factors presented here is, will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Hold Me does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contact:

info@holdme.co.il